Filed Pursuant to Rule 433

Registration Statement No. 333-226636

Pricing Term Sheet

August 7, 2018

RALPH LAUREN CORPORATION

Pricing Term Sheet

Issuer:	Ralph Lauren Corporation

Title of Security:	3.750% Senior Notes due 2025

Size:	$400,000,000

Ranking:	Senior unsecured

Maturity:	September 15, 2025

Coupon:	3.750%

Price to the public:	99.521%

Gross Proceeds:	$398,084,000

Net Proceeds (before expenses):	$395,584,000

Yield to Maturity:	3.827%

Spread to Benchmark Treasury:	0.900%

Benchmark Treasury:	2.875% due July 31, 2025

Benchmark Treasury Price and Yield:	99-21+; 2.927%

Interest Payment Dates:	September 15 and March 15, commencing March 15, 2019

Interest Record Dates:	September 1 and March 1

Redemption Provisions:	Make-whole call at any time prior to July 15, 2025 at a discount rate of Treasury plus 15 basis points; callable at 100% at any time on or after July 15, 2025 (two months prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the issuer purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	August 7, 2018

Settlement Date:	T+2; August 9, 2018

Distribution:	SEC registered

CUSIP:	751212AC5

ISIN:	US751212AC57

Ratings*:	A2/A- (stable/stable)

Minimum Denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Runners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC Barclays Capital Inc. Goldman Sachs & Co. LLC Loop Capital Markets LLC SMBC Nikko Securities America, Inc.

Use of Proceeds:	The net proceeds from this offering will be used for general corporate purposes, which may include the repayment of the issuer’s $300 million aggregate principal amount of existing 2.125% Senior Notes due September 26, 2018

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan collect at 212-834-4533 or by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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